March 13, 2025

Megan Miller

Division of Investment Management

U.S. Securities and Exchange Commission

3 World Financial Center

New York, New York 10281

Re:	GraniteShares ETF Trust (the “Trust” or the “Registrant”) File Nos. 333-214796, 811-23214

Dear Ms. Miller

This correspondence is submitted in response to the Staff’s additional comments related to the June 30, 2024, Form N-CSR for GraniteShares ETF Trust (the “Trust” or “Registrant”), on behalf of its series, GraniteShares 2x Long AAPL Daily ETF, GraniteShares 2x Long AMD Daily ETF, GraniteShares 1x Short AMD Daily ETF, GraniteShares 2x Long AMZN Daily ETF, GraniteShares 2x Long BABA Daily ETF, GraniteShares Bloomberg Commodity Broad Strategy No K-1 ETF, GraniteShares 2x Long COIN Daily ETF, GraniteShares Nasdaq Select Disruptors ETF, GraniteShares 2x Long META Daily ETF, GraniteShares HIPS US High Income ETF, GraniteShares 2x Long MSFT Daily ETF, GraniteShares 2x Short NVDA Daily ETF, GraniteShares 2x Long NVDA Daily ETF, GraniteShares 2x Short TSLA Daily ETF, GraniteShares 1.25x Long TSLA Daily ETF, and GraniteShares 2x Long TSLA Daily ETF (each a “Fund” and collectively, the “Funds”).

Set forth below are your additional comments, as we understand them, followed by responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Where appliable, revisions indicated in responses to your comments will be reflected in an amendment to the Form N-CSR to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement.

Responses below have been provided by the Registrant (GraniteShares ETF Trust) and the Administrator/Accounting agent (ALPS Fund Services, Inc.).

ANNUAL FINANCIAL STATEMENTS

All Funds

Comment 11: For GraniteShares 1.25x Long TSLA Daily ETF, please explain what investments generated dividend income. Further, please explain how such investments are listed on the Schedule of Investments.

Response: The largest source of investment income for GraniteShares 1.25x Long TSLA Daily ETF is the interest generated by the cash position held by the fund with the fund custodian. Starting December 31, 2024, the income generated by the cash position has been disclosed as “Interest” instead of “Dividend”. The cash position does not appear in the Schedule of Investments.

March 13, 2025

Comment 14: The Staff notes that the purpose of the offsetting disclosure is to show the effect, or potential effect, of a netting arrangement or net exposure to the counterparty. For example, GraniteShares 2x Long META Daily ETF unrealized appreciation is approximately $31 million and cash collateral is approximately $44 million, but the cash collateral is not shown in the offsetting table. Please explain how the disclosures will be enhanced going forward.

Response: Taking the example of GraniteShares 2x Long META Daily ETF, the netting arrangement allowed the fund to reduce the collateral pledged to the swap counterparties by the amount of unrealized appreciation.

That is, instead of pledging $75m ($31m + $44m) as an initial margin to the swap counterparties, the fund pledged the net amount between the initial margin ($75m) and the unrealized gains ($44m).

Starting December 31, 2024, the following disclosure has been added at the bottom of the table: “Amounts relate to master netting agreements and collateral agreements which have been determined by the Advisor to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance. The collateral amounts may exceed the related net amounts of financial assets and liabilities presented in the Statements of Assets and Liabilities. Where this is the case, the total amount reported is limited to the net amounts of financial assets and liabilities with that counterparty.”

Comment 15: Based on your previous response, the Trustees received $24,000 paid by the Trust and covers all 16 Funds. Please supplementally confirm if the Adviser paid the Trustees’ directly and the related amount for the three Funds that are subject to a unitary fee structure. Please explain why the amount payable to Trustees related to the three Funds is in excess in amount accrued. For example, Granite Shares 2x Long AAPL Daily ETF has a payable for trustee fees of $3,275 and an accrual of $1,847.)

Response:

It is confirmed that the trustee fees are directly paid by the adviser.

Only three funds (GraniteShares Bloomberg Commodity Broad Strategy No K-1 ETF (COMB), GraniteShares HIPS U.S. High Income ETF (HIPS) and GraniteShares Nasdaq Select Disruptors ETF (DRUP)), operate under a unitary fee structure, and as a result the remuneration paid to the trustees do not appear in the financial statements of these funds.

Granite Shares 2x Long AAPL Daily ETF does not operate under a unitary fee structure. It supports its own costs. As of June 30, 2024, Granite Shares 2x Long AAPL Daily ETF did have a liability for 2 years of trustee fees. The Registrant confirms that the Fund will pay that outstanding amount this month.

If you have any questions or additional comments, please call the undersigned at 216-566-5706.

March 13, 2025

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla